March 15, 2010

Itzhak Ayalon, President
Enter Corp.
9 Hayarden Street
Moshav Yashresh
D. N. Emek Sorek Israel. 76838

   RE: **Enter Corp.**
        Amendment No. 1 to Registration Statement
        on Form S-1
        Filed March 2, 2010
        File No. 333-164000

Dear Mr. Ayalon:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Industry Background, page 13

1. We partially reissue comment 11 from our letter dated January 21, 2010. Please disclose the source of information throughout this section. For instance, provide the source of the statement that "in 2006 the agriculture sector contributed 11.3% to Georgia's GDP."

2. Given the short growing season in Georgia, please explain how your use of Western agricultural practices will allow you to time your harvest to coincide with periods during which imported produce is needed to meet local demand.

Principle Markets and Marketing Strategy, page 14

3. We note that Mr. Ayalon located a potential joint venture partner in 2008 but did not finalize an agreement. Please clarify whether Mr. Ayalon has had any contact with this potential joint venture partner and whether the potential joint venture partner will be considered in your Pilot Project. In addition, disclose the requirements you are looking for in a joint venture partner and discuss how you plan to arrange/structure the joint venture.

Distribution, page 15

4. We note from the risk factor on page 4 that you hope to locate "one or more distributors" that will supply your produce. Please expand this section to address the company's plans in the event it is not successful in locating and contracting with such an entity or entities.

Plan of Operation, page 16

5. It appears that your plans include finding "one or more distributors" to supply your produce to local retailers and wholesalers. Accordingly, please revise your table of Operational Costs to include the potential expenses associated with paying a distributor(s) or explain why such disclosure is not required.

Directors, Executive Officers, Promoters and Control Persons, page 24

6. As previously requested in comment 20 of our January 21, 2010 letter, please provide the dates in which Mr. Ayalon has served as President, CEO, Treasurer and Director. Provide similar disclosure for Mr. Morgenstern.

7. We reissue comment 21 from our letter dated January 21, 2010. Please disclose the amount and percent of time each officer currently devotes to the company.

Signatures

8. As previously requested, please revise your signature page to confirm with the requirements set forth in Instruction 1 under Signatures to the Form S-1. A majority of the board of directors is required to sign the registration statement. Accordingly, please revise to have both individuals sign the amendment to be filed.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Angela Halac, accountant at (202) 551-3398 or Brian Bhandari, accounting review at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or Pam Howell, legal reviewer at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax to Carl M. Scherer, Esq.
(617) 997-0098